Exhibit 11.2

Algae Dynamics Corp.

EQUAL OPPORTUNITY POLICY

Algae Dynamics Corp. is committed to the principle of equal employment opportunity for all employees and to providing employees with a work environment free of discrimination and harassment.

All employment decisions at Algae Dynamics Corp. are based on business needs, job requirements and individual qualifications, without regard to race, color, religion or belief, national, social or ethnic origin, sex (including pregnancy), age, physical, mental or sensory disability, HIV Status, sexual orientation, gender identity and/or expression, marital, civil union or domestic partnership status, past or present military service, family medical history or genetic information, family or parental status, or any other status protected by the laws or regulations in the locations where we operate.

Algae Dynamics Corp. will not tolerate discrimination or harassment based on any of these characteristics. The company encourages applicants of all ages.